Mail Stop 4561

March 9, 2007

VIA USMAIL and FAX (505) 856 - 6043

Ms. Karen Y. Duran
Chief Financial Officer
Falcon Ridge Development, Inc.
5111 Juan Tabo Boulevard N.E.
Albuquerque, New Mexico 87111

> **Re:** **Falcon Ridge Development, Inc.**
> **Form 10-QSB/A for the period ended 6/30/2006**
> **Filed on 2/21/2007**
> **File No. 000-28759**

Dear Ms. Karen Y. Duran:

We have reviewed your response letter dated February 15, 2007 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-QSB/A FOR THE PERIOD ENDED JUNE 30, 2006

Financial Statements and Notes

Note 8 – Preferred Shares Subject To Mandatory Redemption, page 16

1.   You state the value of your liability is fixed at the stated value of $485,000. In your response dated November 1, 2006, you state the pricing of the preferred shares will be determined using Black-Scholes modeling and adjusted quarterly. Tell us how your recordation of the liability at stated value is consistent with your prior response. In addition, tell us how you considered paragraphs 20 – 24 of SFAS 150 in how you valued the liability for accounting purposes.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant